Exhibit 99.1

Canaan Inc. Provides February 2026 Bitcoin Production and Mining Operation Updates

Doubles down on energy strategy with West Texas joint venture

SINGAPORE, March 10, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending February 28, 2026.

Management Commentary

“Our continued strategic execution highlights the importance of integrating energy resources into our strategy as we strengthen our focus on expanding our US footprint and continuing our long-standing track record of operational excellence,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “In February, we produced 86 BTC, bringing our total cryptocurrency holdings to a record-high treasury of 1,793 BTC and 3,952 ETH, with an estimated value of US$128 million, excluding the digital assets held by our joint venture. As we maintain a long-term perspective on building and managing our digital asset treasury, these reserves further reinforce the strength and resilience of our balance sheet.”

Zhang continued, “Our mining fleet also continued to expand. By month end, our deployed hashrate reached 14.75 EH/s, including approximately 4.4EH/s at Alborz, Bear and Chief Mountain data centers, which we have acquired a 49% stake in a groundbreaking transaction that brought Cipher on board as a significant shareholder. With that acquisition, we further expanded our North American footprint and strengthened Canaan’s energy strategy, adding 120 MW of power capacity at highly competitive average rates of below US$0.03/kWh to our existing 98.4 MW of installed capacity in North America.

“With our recent expansion in West Texas, we are advancing Canaan’s broader energy strategy, deepening our integration with high-quality power resources, scaling in strategically advantaged markets, and expanding the growth potential of our mining business. As our infrastructure footprint expands, our disciplined power procurement strategy, growing operational scale, and continued efficiency improvements position us to navigate market volatility with resilience, strengthening our role as a leader in energy-integrated digital infrastructure.”

February 2026 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	86 BTC
Month-End Bitcoins and ETH Owned by Canaan Inc. on Balance Sheet[1]	1,793 BTC 3,952 ETH
Month-End Deployed Hashrate (EH/s)	Non-JV: 10.35 EH/s JV4: 4.4 EH/s
Month-End Operating Hashrate (EH/s)	Non-JV: 6.90 EH/s JV4: N/A
Month-End Average Revenue Split[2]	59.0% (Non-JV ownership)
Average All-in Power Cost During the Month[3]	US$0.044/kWh

February 2026 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	Non-JV: 19.2 J/TH JV4: 25.7 J/TH	29.0 J/TH	Non-JV: 24.0 J/TH JV4: 25.7 J/TH
Month-End Installed Power Capacity	Non-JV: 98.4 MW JV4: 120 MW	157.5 MW	Non-JV: 255.9 MW JV4: 120 MW

Notes:

1.	Defined as the total number of bitcoins and ETH owned by the Company on its balance sheet, including any bitcoins and ETH receivable, excluding bitcoins and ETH that the Company has received as customer deposits.

2.	Defined as the weighted average percentage that Canaan would receive from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.

3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

4.	“JV” represents the Company’s 49% stake in the Alborz, Bear, and Chief Mountain facilities in West Texas. JV metrics are shown separately and are not included in bitcoin production or average all-in power cost calculations.

Current Mining Projects (As of February 28, 2026)：

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[5]	Installed Computing Power[6]	Expected Computing Power[7]	Estimated Total Computing Power[8]
Global	13	11.30 EH/s	14.75 EH/s	0.32 EH/s	15.07 EH/s
America	5	3.53 EH/s	5.24 EH/s	0.00 EH/s	5.24 EH/s
JV-WindHQ	3	4.40 EH/s	4.40 EH/s	0.00 EH/s	4.40 EH/s
Canada	1	0.00 EH/s	0.00 EH/s	0.16 EH/s9	0.16 EH/s
Ethiopia	2	3.26 EH/s	4.99 EH/s	0.16 EH/s9	5.15 EH/s
Middle East	1	0.03 EH/s	0.04 EH/s	0.00 EH/s	0.04 EH/s
Malaysia	1	0.08 EH/s	0.08 EH/s	0.00 EH/s	0.08 EH/s

Notes:

5.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized were currently in operation, including mining machines that may be temporarily offline.

6.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.

7.	Defined as the amount of computing power that has been delivered to the country where each mining project is located, but not yet installed.

8.	Defined as the sum of Installed Computing Power and Expected Computing Power.

9.	Equipment is in transit to the project sites.

Recent Corporate Updates:

Announced CEO and CFO’s Increased Shareholdings Through Open Market Purchases

On March 3, 2026, the Company announced that Chairman and Chief Executive Officer Nangeng Zhang and Chief Financial Officer Jin “James” Cheng purchased an additional 1,456,547 ADSs in the open market at an average price of US$0.51 per ADS, in compliance with the Company’s internal trading policies and applicable securities regulations. The purchases further align management with shareholder interests and reflect their continued confidence in the Company’s long-term strategy and growth prospects.

Acquired Cipher Mining’s 49% Interest in ABC Projects Totaling ~4.4 EH/s in West Texas

On February 23, 2026, the Company acquired Cipher Mining Inc.’s (NASDAQ: CIFR) 49% equity interest in a joint venture in West Texas, comprising Alborz LLC, Bear LLC, and Chief Mountain LLC (collectively, the "ABC Projects"), and totaling approximately 4.4 EH/s of operational hashrate capacity. The transaction was completed through a non-cash equity issuance at US$0.74 per ADS, with total consideration of approximately US$39.75 million, making Cipher a significant shareholder of the Company. The transaction also includes the purchase of 6,840 Avalon® A15Pro mining machines, which further expands the Company’s self-mining scale and U.S. power infrastructure footprint. The ABC Projects bring significant experience in demand response and energy arbitrage within the ERCOT grid, reinforcing the Company’s strategy to enhance grid stabilization and operational flexibility amid rising data center demand.

Reported Unaudited Fourth Quarter and Full Year 2025 Financial Results

On February 10, 2026, the Company reported its unaudited financial results for the fourth quarter and full year ended December 31, 2025. Total revenues were US$196.3 million in 4Q25, representing an increase of 121.1% YoY. Bitcoin mining revenues reached US$30.4 million, with deployed hashrate exceeding 10 EH/s and operating hashrate reaching 6.63 EH/s by period end. As of year-end, the Company maintained a solid liquidity position, including cryptocurrency reserves of 1,750 BTC and 3,951 ETH.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com

Public Relations Contact

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